Exhibit 99.1

China Rapid Finance Reports Unaudited First Quarter 2017 Financial Results

SHANGHAI, May 25, 2017 (PR NEWSWIRE) – China Rapid Finance Limited (“China Rapid Finance” or the “Company”) (NYSE: XRF), a leading online consumer lending marketplace in China, today reported its unaudited financial results for the quarter ended March 31, 2017. The Company will hold a conference call at 8 a.m. Eastern Time on May 25, 2017, or 8 p.m. China Time on May 25, 2017. Dial-in details are provided at the end of this release.

First Quarter 2017 Financial Highlights

•	Total gross billings on transaction and service fees[1] in the first quarter of 2017 increased by 13.1% to US$16.8 million from US$14.8 million in the prior year period.

•	Gross billings from consumption loans increased by 336.8% to US$6.7 million in the first quarter of 2017 from US$1.5 million in the prior year period. Gross billings from consumption loans increased to 39.9% of total gross billings on transaction and service fees in the first quarter of 2017 from 10.3% in the prior year period.

•	Gross billings from lifestyle loans were US$10.1 million in the first quarter of 2017, as compared with US$13.3 million in the prior year period. Gross billings from lifestyle loans were 60.1% of total gross billings on transaction and service fees in the first quarter of 2017, as compared with 89.7% in the prior year period.

First Quarter 2017 Operating Highlights

•	Number of new borrowers added in the first quarter of 2017 was approximately 545,000. As of March 31, 2017, the Company had reached approximately 2.0 million unique borrowers on its marketplace since inception, and the total number of loans facilitated on the Company’s platform grew to approximately 15.0 million.

•	Total loan volume facilitated on the Company’s marketplace in the first quarter of 2017 increased to US$485.0 million, primarily driven by the rapid expansion of consumption loans, which accounted for US$405.0 million of the total loan volume, while lifestyle loans accounted for US$80.0 million.

•	Total number of consumption loans facilitated in the first quarter of 2017 was 4.0 million, while total number of lifestyle loans facilitated was 6,000.

•	Repeat borrower rate[2] on the Company’s marketplace accounted for 73% of the total borrowers as of March 31, 2017.

[1]	Gross billings on transaction and service fees is defined as transaction and service fees billed to customers, inclusive of related value added taxes, before deduction of customer acquisition incentives.
[2]

The repeat borrower rate is defined as the total number of borrowers who borrowed more than one loan on the marketplace since the Company’s inception divided by the total number of borrowers on the marketplace since the Company’s inception.

“We are excited to report solid growth for our first quarter of 2017 as well as the success of our initial public offering on the NYSE last month,” stated Dr. Zane Wang, Chairman and Chief Executive Officer of China Rapid Finance. “In the first quarter of 2017, the number of new borrowers and loans facilitated on our platform continued to grow substantially. Enabled by our proprietary data-driven credit assessment technology, which encompasses our predictive selection technology, credit scoring technology and automated decisioning technology, we continued to lower our borrower acquisition cost and increase our consumption loan borrowers’ digital lines of credit on our platform. Moreover, implementation of effective corporate governance and adoption of global best practices in China’s nascent consumer credit market has provided us with confidence that we can fully comply with government regulations as they develop. We will continue to offer EMMAs (Emerging Middle-class Mobile Active consumers) affordable access to consumer credit at attractive rates. Looking ahead, in sticking with our ‘low and grow’ motto, we are committed to generating new customer growth, further expanding data and channel partnerships, leveraging our proprietary data-driven credit assessment technology, and continuing to diversify our lender base to fuel our continued growth, and with it, generate shareholder value going forward.”

Mr. Kerry Shen, Chief Financial Officer of the Company, commented, “We are pleased to report that our total gross billings on transaction and service fees increased to US$16.8 million in the first quarter of 2017. In particular, we have seen a 336.8% increase in gross billings from consumption loans to US$6.7 million. We also added more than 540,000 new consumption loan borrowers and facilitated over four million loans in the first quarter. We will continue our strategy of focusing on short-term consumption borrowers who, through our ‘low and grow’ strategy, make repeat borrowings and generate significant lifetime value. We expect consumption loans to represent a larger percentage of our total loan volume as we go forward. We believe that these new, high quality prescreened borrowers of consumption loans, who we have identified and specifically targeted with our unique algorithms, will contribute to the growth of our business over the long term as they build a borrowing and repayment track record on our marketplace. With approximately 15.0 million cumulative loans and two million cumulative borrowers since inception, we believe we are poised to achieve long-term sustainable growth serving China’s 500 million EMMAs’ consumer credit needs.”

First Quarter 2017 Financial Results

GROSS BILLINGS: Total gross billings on transaction and service fees is defined as transaction and service fees billed to customers, inclusive of related value-added taxes, before deduction of customer acquisition incentives, which are shown as below. In the first quarter of 2017, total gross billings on transaction and service fees increased by 13.1% to US$16.8 million from US$14.8 million in the prior year period, primarily due to the increase in the volume of consumption loans.

•	Gross billings from consumption loans increased by 336.8% to US$6.7 million from US$1.5 million in the prior year period, primarily due to the increase in consumption loan volume to US$405.0 million in the first quarter of 2017 from US$106.0 million in the prior year period. Gross billings from consumption loans increased to 39.9% of total gross billings on transaction and service fees in the first quarter of 2017 from 10.3% in the prior year period.

•	Gross billings from lifestyle loans were US$10.1 million in the first quarter of 2017, as compared with US$13.3 million in the prior year period, primarily due to the Company’s on-going mix shift towards consumption loans. The lifestyle loan volume was US$80.0 million in the first quarter of 2017, as compared with US$104.5 million in the prior year period. The decrease of the lifestyle loan volume was due to our increased focus on consumption loans. Gross billings from lifestyle loans were 60.1% of total gross billings on transaction and service fees in the first quarter of 2017, as compared with 89.7% in the prior year period.

Gross Billings & Customer Acquisition Incentives

	For the Three Months Ended March 31, 2016	For the Three Months Ended March 31, 2017
	US$’000	US$’000
Gross billings on transaction and service fees
— Lifestyle loans	13,309	10,092
— Consumption loans	1,532	6,692

Total	14,841	16,784

Customer acquisition incentives
— deducted from consumption loan revenue	1,394	5,317
— recognized in sales and marketing expenses	—	883

Total	1,394	6,200

NET REVENUES: Net revenues for the first quarter of 2017 were US$10.5 million, as compared with US$13.1 million in the prior year period, primarily driven by an acceleration in consumption loan growth and offset by US$6.2 million customer acquisition incentives paid to investors in consumption loans to first-time borrowers, of which US$5.3 million was directly deducted from revenue.3

OPERATING EXPENSES: Total operating expenses for the first quarter of 2017 were US$25.3 million, as compared with US$23.3 million in the prior year period, primarily due to an increase in sales and marketing and general and administrative expenses.

•	Servicing expenses decreased to US$3.3 million in the first quarter of 2017 from US$4.0 million in the prior year period. Servicing expenses primarily consist of employee expenses associated with the Company’s data verification centers, which provide credit assessment and account management services. The decrease in servicing expenses primarily reflected the Company’s strategy to increase the number of consumption loan borrowers on its platform and streamline servicing personnel and expenses.

•	Sales and marketing expenses were US$10.2 million in the first quarter of 2017, as compared to US$8.4 million in the prior year period. Sales and marketing expenses primarily consist of salaries and benefits, advertising and marketing promotion expenses, customer acquisition incentive payments in excess of cumulative revenue generated from customers, and other expenses incurred by the Company’s sales and marketing personnel. The increase in sales and marketing expenses was primarily due to customer acquisition incentives in excess of gross billings amounting to US$0.8 million and marketing fees to channel partners, both of which were related to the significant growth in consumption loan borrowers on the Company’s platform.

[3]

Customer acquisition incentives are one-time fees paid to investors who lend to first-time consumption loan borrowers, and help to attract higher lifetime value prescreened borrowers to the Company’s marketplace.

•	General and administrative expenses were US$11.8 million in the first quarter of 2017, as compared to US$10.9 million in the prior year period. General and administrative expenses primarily consist of salaries and benefits (including share-based compensation) for general management, finance, administrative and research and development personnel, rental professional services fees and other expenses. The increase in general and administrative expenses was partially due to: 1) the expansion of the Company’s research and development personnel, reflecting the Company’s strong commitment to enhance its technology competency and innovation capabilities; 2) increase in operating costs in relation to the consumption loans, including gateway payment fees, data analysts and scientists, which are in line with the significant growth in consumption loans; and 3) share-based payment in the first quarter of 2017 amounting to US$0.9 million versus nil in the same period last year.

NET LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS: Net loss attributable to the Company’s ordinary shareholders for the first quarter of 2017 was US$16.9 million, as compared to US$11.6 million in the prior year period.

NET LOSS: Net loss for the first quarter of 2017 was US$14.9 million, as compared with US$10.2 million in the prior year period.

NET LOSS PER ORDINARY SHARE ATTRIBUTABLE TO ORDINARY SHAREHOLDERS: Net loss per ordinary share attributable to the Company’s ordinary shareholders for the first quarter of 2017 was $1.01, as compared to US$0.71 in the prior year period.

BALANCE SHEET AND CASH FLOWS:

As of March 31, 2017, the Company had cash and cash equivalents of US$24.5 million and restricted cash of US$11.3 million. Immediately following the Company’s initial public offering and exercise of the underwriters’ over-allotment option on May 11, 2017, the Company’s cash and cash equivalents balance net of initial public offering fees was US$77.4 million.

Net cash used in operating activities was US$12.4 million for the first quarter of 2017, as compared to net cash used in operating activities of US$13.2 million in the prior year period.

Shareholding Information

Immediately following the Company’s initial public offering and exercise of the underwriters’ over-allotment option on May 25, 2017, the Company had a total of 65,087,656 ordinary shares outstanding.4 One ADS represents one Class A ordinary share.

Financial Outlook

Based on the information available as of the date of this press release, the Company provides the following outlook, which reflects the Company’s current and preliminary view and is subject to change.

For the full year ending December 31, 2017, the Company expects to add between 2.5 million to 3.0 million new borrowers, representing a year-over-year growth rate of 350% to 400%. The Company also expects total gross billings on transaction and service fees to be in the range of US$110 million to US$120 million in 2017, as compared with US$67.9 million in the prior year.

[4]	Includes outstanding ordinary shares, vested incentive shares and options, and unvested incentive shares and options that vest within 60 days of the date thereof.

Conference Call

The Company will hold a conference call on Thursday, May 25, 2017 at 8:00 am U.S. Eastern Time, or 8:00 pm China Time to discuss its financial results.

Participants may access the call by dialing the following numbers:

International:	+1-412-902-4272
United States Toll Free:	+1-888-346-8982
China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945
Conference ID:	China Rapid Finance call

The replay will be accessible through June 1, 2017 by dialing the following numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	10107730

A live and archived webcast of the conference call will be available through the Company’s investor relations website at http://chinarapidfinance.investorroom.com.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About China Rapid Finance

China Rapid Finance operates one of China’s largest consumer lending marketplaces in terms of total number of loans, having facilitated approximately 15 million loans to approximately 2 million borrowers at significantly lower borrowing costs than many of its competitors. According to the People’s Bank of China, as of the end of 2015, there are approximately 500 million individuals with quality employment records but no credit history. The company refers to these individuals, who regularly use mobile devices, as EMMAs (Emerging Middle-class, Mobile Active consumers). China Rapid Finance believes EMMAs constitute one of the largest untapped consumer credit market opportunities in the world. The company acquires quality borrowers through multiple channels, and has been able to establish a leadership position in China’s consumer lending industry because the company is able to use its proprietary technology to efficiently identify and select prime and near-prime EMMAs for its platform. Through its “low and grow” strategy, China Rapid Finance initially offers smaller, shorter-term loans to these EMMAs and then uses its proprietary decisioning technology to proactively offer them larger, longer-term loans as they demonstrate positive credit behavior, allowing the company to retain high quality EMMAs with significant lifetime consumer value.

For more information, please visit http://chinarapidfinance.investorroom.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations from management in this announcement, China Rapid Finance’s financial outlook as well as China Rapid Finance’s strategic and operational plans contain forward-looking statements. China Rapid Finance may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Rapid Finance’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: unexpected difficulties in China Rapid Finance’s pursuit of its goals and strategies; the unexpected developments, including slow growth, in the consumer lending market; reduced demand for, and market acceptance of, China Rapid Finance’s products and services; difficulties keeping and strengthening relationships with borrowers or investors; difficulties of expanding data and channel partnerships, potentially costly servicing activities; competitions in the consumer lending market; PRC governmental regulations and policies; and general economic and business conditions in the regions where China Rapid Finance provides products and services. Further information regarding these and other risks is included in China Rapid Finance’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and China Rapid Finance undertakes no duty to update such information except as required under applicable law.

Investor Relation Contact:

China Rapid Finance Limited

Sean Zhang

Tel: +1 (646) 308-1635

Email: IR@crfchina.com

ICR, Inc.

Xueli Song

Tel: +1 (646) 308-1635

Email: IR@crfchina.com

CHINA RAPID FINANCE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS

(US$ in thousands, except share data and per share data, or as otherwise noted)

	For the Three Months Ended March 31, 2016	For the Three Months Ended March 31, 2017
	US$	US$
Revenue:
Transaction and service fees (net of customer acquisition incentive)	13,447	10,416
Other revenue	403	39

	13,850	10,455
Provision for loan losses	(12)	1
Business related taxes and surcharges	(721)	(5)

Net Revenue	13,117	10,451

Operating expense:
Servicing expenses	(3,996)	(3,314)
Sales and marketing expenses	(8,396)	(10,216)
General and administrative expenses	(10,875)	(11,751)

Total operating expenses	(23,267)	(25,281)

Other expense:
Other expense, net	(66)	(23)

Loss before income tax expense	(10,216)	(14,853)
Income tax expense	—	—

Net loss	(10,216)	(14,853)
Accretion on Series A convertible redeemable preferred shares to redemption value	(72)	(72)
Accretion on Series B convertible redeemable preferred shares to redemption value	(405)	(405)
Accretion on Series C convertible redeemable preferred shares to redemption value	(902)	(1,579)

Net loss attributable to ordinary shareholders	(11,595)	(16,909)

Net loss	(10,216)	(14,853)
Foreign currency translation adjustment, net of nil tax	(35)	(50)

Comprehensive loss	(10,251)	(14,903)

Weighted average number of ordinary shares used in computing net loss per share
Basic	16,266,841	16,798,776
Diluted	16,266,841	16,798,776
Loss per share attributable to ordinary shareholders
Basic	(0.71)	(1.01)
Diluted	(0.71)	(1.01)

CHINA RAPID FINANCE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(US$ in thousands, except share data and per share data, or as otherwise noted)

	As of December 31, 2016	As of March 31, 2017
	US$	US$
Assets
Cash and cash equivalents	18,983	24,524
Restricted cash	12,685	11,321
Loans receivable, net of allowance for loan losses US$112 thousand and US$111 thousand as of December 31, 2016 and March 31, 2017, respectively	512	411
Safeguard Program asset	6,546	5,570
Receivables from issuance of Series C redeemable convertible preferred shares	—	1,750
Receivables, prepayments and other assets	14,428	15,529
Property equipment and software, net	5,314	5,040

Total assets	58,468	64,145

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/ EQUITY
Liabilities:
Safeguard Program payable	19,511	17,248
Accrued liabilities	22,426	25,270
Income tax payable	1,893	1,900
Deferred revenue	630	793

Total liabilities	44,460	45,211

Commitments and contingencies
Mezzanine equity
Series A preferred shares (US$0.0001 par value; 4,912,934 shares issued and outstanding as of December 31, 2016 and March 31, 2017)	6,796	6,868
Series B preferred shares (US$0.0001 par value; 14,084,239 shares issued and outstanding as of December 31, 2016 and March 31, 2017)	35,132	35,537
Series C preferred shares (US$0.0001 par value; 2,858,394 and 3,447,959 shares issued and outstanding as of December 31, 2016 and March 31, 2017)	78,290	94,816
Receivable for issuance of Series C preferred shares	(4,000)	—

Total mezzanine equity	116,218	137,221

Shareholders’ (deficit)/equity
Ordinary shares, US$0.0001 par value, 50,000,000 shares authorized, 16,508,037 and 16,954,453 shares issued and outstanding as of December 31, 2016 and March 31, 2017, respectively	2	2
Additional paid-in capital	—	—
Accumulated other comprehensive loss	(913)	(963)
Accumulated deficit	(101,299)	(117,326)

Total shareholders’ deficit	(102,210)	(118,287)

Total liabilities, mezzanine equity and shareholders’ deficit	58,468	64,145